1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

July 9, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Form 20-F

Filed May 31, 2012

File No. 000-54726

Dear Ms. Ransom:

On behalf of our client, Sears Canada Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of June 29, 2012 (the “Comment Letter”) to Calvin McDonald, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, four copies of Amendment No. 1, four marked copies of Amendment No. 1 showing changes against the Registration Statement and, as requested by the Staff pursuant to Comment No. 2 of the Comment Letter, four copies of a preliminary draft of the information statement (the “Information Statement”) to be provided to stockholders of Sears Holdings Corporation (“Sears Holdings”) in connection with the transactions contemplated by the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page and/or Item references in the text of this letter correspond to the pages and/or Items in Amendment No. 1, as applicable. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The following are the Company’s responses to the Comment Letter:

General

1.	We note that the registration statement will automatically become effective sixty days after it was filed with us. Please confirm to us your understanding that notwithstanding the effectiveness of the registration statement, you must satisfactorily respond to all of our comments on such registration statement.

Response.

The Company acknowledges the Staff’s comment and confirms its understanding that, notwithstanding the effectiveness of the Registration Statement, it must satisfactorily respond to all of the Staff’s comments on the Registration Statement.

2.	Please provide to us a copy of the information statement that Sears Holdings intends to distribute to its shareholders.

Response.

Concurrently with the filing of Amendment No. 1, the Company is furnishing the Staff with a preliminary draft of the Information Statement. The Company has been advised by Sears Holdings that prior to distribution to stockholders Sears Holdings will revise the Information Statement to reflect the distribution ratio, the record date, the Spin-Off Date and the number of common shares to be distributed in the spin-off. The Company further advises the Staff that prior to distribution of the Information Statement to stockholders the Information Statement will be revised to conform in all applicable material respects to the Registration Statement, as amended to respond to all Staff comments.

Exchange Rate Table, page 1

3.	The rate you disclose as the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time on May 30, 2012 is outside the range of high and low exchange prices presented for the month of May 2012 (through May 30) in the table at the top of page 2. Please advise the reason for this discrepancy or revise.

Response.

In response to the Staff’s comment, the Company has revised the data in the exchange rate table on page 2.

Item 3. Key Information, page 4

3.D. Risk Factors, page 5

Risks Relating to Our Business, page 5

We rely on foreign sources..., page 7

4.	Please disclose here and in “Item 4.B. Business Overview—Purchase of Merchandise” any specific areas, countries or regions that materially contribute to your merchandising. Please also disclose any specific risks applicable to any such areas, countries or regions.

Response.

Similar to other retailers, the majority of the Company’s import products are sourced from China and, to a much lesser extent, other Asian countries. The Company advises the Staff that it has revised the disclosure on page 27 accordingly. The Company further advises the Staff that no other single country makes up a significant volume of its import purchases, nor is the Company aware of any specific supply challenges in China or those countries other than those described in the risk factor entitled “We rely on foreign sources for significant amounts of our merchandise, and our business may therefore be negatively affected by the risks associated with international trade” on page 8. As such, the Company respectfully submits to the Staff that the risk factor on page 8 regarding the Company’s reliance on import products, as revised in Amendment No. 1, includes sufficient disclosure relating to the risks associated with doing business in China.

Risks Relating to our Relationship with Sears Holdings, page 13

Because we are a Canadian corporation..., page 16

5.	Here or elsewhere, please make clear whether any treaties exist between the U.S. and Canada and make clear whether U.S. shareholders may originate actions in Canada based upon U.S. federal securities laws.

Response.

The Company advises the Staff that no treaties exist between the United States and Canada that specifically relate to a U.S. securityholder’s ability to originate an action in Canada based upon U.S. federal securities laws. In response to the Staff’s comment, the Company has clarified the risk factor beginning on page 17.

Item 4. Information on the Company, page 18

The Spin-Off, page 20

Spin-Off Conditions, page 22

6.	We note that Sears Holdings may waive the conditions set forth in this section, including the effectiveness of the registration statement and the mailing of an information statement to holders of Sears Holdings common stock. Please confirm to us your understanding that for you to rely on our position set forth in Staff Legal Bulletin No. 4, Sears Holdings must provide adequate information to its shareholders, which includes it giving to its shareholders an information statement and you registering the spun-off securities under the Exchange Act. See Section 4.B.3.a of Staff Legal Bulletin No. 4.

Response.

The Company confirms its understanding that, in order to rely on the Staff’s position set forth in Staff Legal Bulletin No. 4, Sears Holdings must provide adequate information to its stockholders, which includes providing the Information Statement to its stockholders and registering the spun-off securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

7.	Please revise your disclosure to describe all of the methods that Sears Holdings will use to give the information statement to its security holders. In this regard, we note that counsel indicated in its June 15, 2012 conversation with us that Sears Holdings is considering using an online “notice and access” method.

Response.

The Company has revised its disclosure beginning on page 22 to describe all methods that Sears Holdings may use to deliver the Information Statement to its stockholders.

Sears Holdings has notified the Company that if Sears Holdings decides to use a “notice and access” method of providing the Information Statement to holders of Sears Holdings common stock that such method will be substantially similar to the procedures outlined in Rule 14a-16 of the Exchange Act for providing proxy materials to securityholders. Although Rule 14a-16 of the Exchange Act is not applicable to spin-off transactions conducted in compliance with Staff Legal Bulletin No. 4, the Company believes that by following the procedures described herein and registering the Sears Canada’s common shares on Form 20-F it will have met the requirements of Staff Legal Bulletin No. 4 to provide adequate information to Sears Holdings’ stockholders and the trading markets. In such event, Sears Holdings will make a copy of the Information Statement publicly available on its website on the later of the date the Registration Statement goes effective or the date the Company satisfactorily responds to all Staff comments. Sears Holdings anticipates establishing a record date with respect to the spin-off that would occur approximately five to ten days subsequent to such posting. Sears Holdings would then mail a notice of the availability of the Information Statement on Sears Holdings’ website to holders of record of Sears Holdings common stock shortly following the record date. Sears Holdings anticipates that the Spin-Off Date will occur approximately 10 to 20 days following the record date. In the event Sears Holdings elects not to use a “notice and access” method of distribution, a printed copy of the Information Statement containing the Registration Statement will be mailed to all holders of record of Sears Holdings common stock prior to the Spin-Off Date.

Purchase of Merchandise, page 26

8.	Please name each supplier with whom you have a significant relationship and explain why such relationship is significant.

Response.

The Company advises the Staff that it did not have any suppliers that individually accounted for more than 8% of its purchases in Fiscal 2011; however, the Company had several suppliers in Fiscal 2011 that accounted for greater than 2% of its purchases and which it considered important to its business due to, for example, technological differentiation between suppliers around which the Company may build a promotion strategy. While the Company would be impacted by temporary supply disruptions resulting from the loss of any one of these important suppliers, the Company believes it would be able to shift supply to alternate sources to mitigate such risk and to modify strategic programs to support alternate suppliers. Accordingly, the Company does not believe that the loss of any single supplier would have a material impact on the Company’s financial results. Given its diversified supplier base and the availability of alternate sources, the Company respectfully submits that no additional disclosure is required.

Item 5. Operating and Financial Review and Prospectus, page 33

5.A. Operating Results, page 33

Financial Highlights and Overall Performance, page 38

Operating Results for Fiscal 2011, page 38

9.	Please clarify what you mean by “price compression.”

Response.

The Company advises the Staff that “price compression” is a retail-industry term, which refers to the effect of both lower retail prices paid by the customer as a result of competitive pressure from other retailers lowering their prices as well as the compression of prices within categories between the high-end of product quality and the lower-end of product quality. The Company has revised the disclosure on page 39 to include the definition of “price compression”.

10.	Please revise to explain and quantify to the extent practicable, the significant factors that contributed to changes in line items in your financial statements. For example, you disclose that revenues declined by 6.5% and same store sales declined by 7.9% in Fiscal 2010 compared to Fiscal 2010 due to sales declines in the Home & Hardlines group, industry-wide price compression and aggressive competition affecting sales in major appliance, electronics and home décor products and declines in the Apparel and Accessories, primarily in women’s and men’s wear. Please quantify the impact of some or all of these factors you cite for the decline. Please refer to Item 5.A.1 of Form 20-F and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please also ensure your revised disclosures provide a robust analysis, including quantification, of the significant factors that contribute to changes in line items on your financial statements and that they satisfy the three principal objectives of MD&A as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response.

In response to the Staff’s comment, the Company has added additional explanations in Item 5.A for both Fiscal 2011 and Q1 2012.

11.	We note the disclosure in the fourth paragraph that you will continue to undertake various initiatives to mitigate margin compression. Please disclose the initiatives that you undertook during the fiscal year discussed in this subsection and the effect of such initiatives on your gross profit rate.

Response.

In response to the Staff’s comment, the Company has revised the paragraph on page 39 to include the initiatives undertaken during the fiscal year. In addition, the Company disclosed on page 28 the key elements of its transformation strategy, which are designed to improve overall profitability, and has included a cross-reference to the discussion on the transformation strategy on page 39.

Item 5.B. Liquidity and Capital Resources, page 41

12.	Please provide a more informative analysis and discussion of cash flows from operating, investing and financing activities, including changes in working capital components for each period presented. Please also provide such a discussion and analysis for your most recent fiscal year. Please refer to our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response.

In response to the Staff’s comment, the Company has provided additional analysis and discussion of the sources and uses of cash from operating, investing and financing activities in Item 5.B.f.

Item 5.F. Tabular Disclosure of Contractual Obligations, page 44

13.	Please provide the information required by Item 5.F. of Form 20-F as of your most recent fiscal year-end balance sheet date.

Response.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 to include the data required by Item 5.F. of Form 20-F as of the end of Fiscal 2011.

Item 6. Directors, Senior Management and Employees, page 48

Item 6.B. Compensation, page 53

Compensation Discussion and Analysis, page 53

Discretionary Compensation, page 62

14.	Please disclose why your entire board of directors determines discretionary compensation awards when it appears based on your disclosure elsewhere that your human resources and compensation committee is primarily responsible for setting the compensation of your named executive officers.

Response.

The Company acknowledges that its board of directors has delegated the authority to determine discretionary awards to its human resources and compensation committee. The Company has revised the disclosure on page 66, accordingly.

15.	We note that your board of directors exercised its discretion to award compensation to certain named executive officers in fiscal 2011. Please disclose in detail the amounts awarded and the reasons for such awards.

Response.

The Company made the referenced payments in Fiscal 2011 pursuant to signed employment agreements with certain named executive officers. These payments are included in the “Annual Incentive Plans 2011” column of the “Summary Compensation Table for Fiscal 2011” on page 68. The Company made these payments to help attract the applicable candidates for these key roles.

The Company has inserted a footnote to the table beginning on page 68 to disclose the details of these payments.

Summary Compensation Table for Fiscal 2011, page 64

16.	Please disclose the types of awards that resulted in the payments of $776,227; $549,576; $479,901 and $210,993 to Messrs. Fitzgerald, Goldsmith, Silver and Campbell, as disclosed in the “Annual Incentive Plans 2011” column. In this regard, we note your tabular disclosure on page 59 that both AIP Performance Scores were zero percent.

Response.

The Company directs the Staff to the revised disclosure referenced in its response to Comment No. 15 for details on all payments disclosed in the “Annual Incentive Plans 2011” column and footnote 2 to the “Summary Compensation Table for Fiscal 2011” beginning on page 68. As per Canadian disclosure requirements under Form 51-102F6, the column “Annual Incentive Plans 2011” includes the dollar value of all amounts earned for services performed during the covered financial year that are related to awards under non-equity incentive plans and all earnings on any such outstanding awards. This includes amounts whether they were paid during the financial year, were payable but deferred at the election of a named executive officer (“NEO”), or are payable by their terms at a later date, and include any discretionary cash awards, earnings, payments, or payables that were not based on predetermined performance goals or similar conditions that were communicated to an NEO.

17.	Please tell us how the termination-related payment of $575,372 to Mr. Silver is reflected in the summary compensation table.

Response.

The Company advises the Staff that in the Summary Compensation Table for Fiscal 2011, the “All Other Compensation ($)” column refers to payments made only during Fiscal 2011. The CAD 107,841 includes CAD 103,180 for the salary continuance (severance) from November 2011 to the end of Fiscal 2011 and CAD 4,660 for Officer Life and Officer LTD insurance payments, which totaled CAD 107,841 for Fiscal 2011. The calculation of CAD 575,372 on page 80 reflects the full termination-related payments to be made to Mr. Silver by the Company as a result of the cessation of his employment. This amount reflects 12 months of salary continuance of which only two months (December 2011 and January 2012) were paid by the Company during Fiscal 2011, with the remainder of the payments to be made in Fiscal 2012.

Item 10. Additional Information, page 93

10.E. Taxation, page 100

18.	We note the statements that the disclosure in this section is for “certain” material United States federal income and Canadian tax considerations. Please revise to disclose all material United States federal income and Canadian tax considerations.

Response.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement and replaced the word “certain” with “material”.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 2.2 Basis of preparation and presentation, page F-9

19.	We note your disclosure that you operate in one segment. We also note your disclosure in Item 4.B. Business Overview that you operate a variety of stores and businesses which you describe as your Retail Channel. You also disclose that you have catalogue and online shopping operations which you describe as your Direct Channel. In Note 25 you disclose that you recognize revenues from the sale of goods, service revenues, commission revenues, license fee revenues and other revenues. Please tell us whether the reports regularly reviewed by your Chief Operating Decision Maker contain disaggregated financial information for sales of goods or services by type of store or by type of operation (sales of goods vs. services, department store sales vs. major appliance sales, store sales vs. direct sales) and provide us with your analysis of whether these categories represent operating segments. If you have separate operating segments that are being aggregated, please tell us how each of these operations met the aggregation criteria set forth in paragraph 12 of IFRS 8.

Response.

The Company advises the Staff that reports regularly reviewed by the Chief Operating Decision Maker (the “CODM”), who is the Chief Executive Officer, contain disaggregated financial information for sales and services by specific format, e.g. retail stores, catalogue/internet and Sears Home Services. These formats have been analyzed in accordance with paragraphs 5 to 10 of IFRS 8 to determine if they represent operating segments. The formats representing operating segments based on paragraph 5 of IFRS 8, i.e. the Retail stores, Direct, Sears Home Services and Cantrex, have been further analyzed in accordance with paragraph 12 of IFRS 8 to determine whether or not they should be aggregated. Retail stores, Direct and Sears Home Services, which represent approximately 97% of the Company’s revenue, have been aggregated in accordance with paragraph 12 of IFRS 8 as they have similar economic characteristics, products and services, customers and distribution methods. The remaining business activities have not been separately disclosed as reportable segments as they are individually and in total immaterial and they do not meet the quantitative thresholds outlined in IFRS 8, and the Company does not believe that information about these segments provides additional useful information to investors. As such, the Company has disclosed one reportable segment. To improve the Company’s disclosure in its future filings under the Exchange Act, the Company will disclose general information on the factors used to identify its reportable segments beginning with its Fiscal 2012 annual financial statements as follows:

In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, which includes the identification of the CODM, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into one reportable segment, which derives its revenue from the sale of merchandise and related services to customers.

The reports regularly reviewed by the CODM also contain disaggregated financial information for sales by product and service type, e.g. apparel and accessories, home and hardlines, major appliances and financial services. The CODM uses this information to assess the performance of these major product types. As this information overlaps with the Company’s format components, which constitute the operating segments by reference to the core principle, the Company has not viewed these product types as operating segments. The Company will enhance its disclosure on its sources of revenue to include disclosures on its major product categories of home and hardlines, major appliances, and apparel and accessories in its future filings under the Exchange Act beginning with the Fiscal 2012 filing, consistent with the public disclosures of other major retailers, as follows:

(in CAD millions)	2011	2010
Home and Hardlines	1,289.2	1,399.1

Major Appliances	861.0	943.0

Apparel and Accessories	1,602.4	1,688.6

Other Merchandise Revenue	373.1	373.6

Commission Revenue	116.7	144.1

Licensee Revenue	29.5	32.1

Services and Other	347.4	358.0

Total	4,619.3	4,938.5

Note 11. Investments in joint ventures, page F-31

20.	Please provide the disclosures required by paragraph 54 (a), (b) and (c) of IAS 31 regarding contingent liabilities related to your investments in joint ventures, if any, or tell us why such disclosures are not required.

Response.

The Company advises the Staff that there are no contingent liabilities meeting the criteria for disclosure of paragraph 54 of IAS 31.

21.	Please provide the disclosures required by paragraph 55 (a) and (b) of IAS 31 regarding capital commitments related to your investments in joint ventures, if any, or tell us why such disclosures are not required.

Response.

The Company advises the Staff that it has no material capital commitments related to its interest in joint ventures, and that there are no material capital commitments of the joint ventures themselves requiring disclosure under paragraph 55 of IAS 31.

Note 20. Retirement benefit plans, page F-41

22.	Please revise to disclose contributions to the plans made by plan participants. Refer to paragraph 141(f) of IAS 19 (Revised June 2011).

Response.

The Company has disclosed in Note 20 to the 2011 Annual Consolidated Financial Statements that it modified the defined benefit plan in July 2008 and that the defined benefit plan is now closed to new participants. The Company implemented a defined contribution plan in July 2008. As such, the defined benefit plan continues to accrue benefits related to future compensation increase but no further service credit is earned, resulting in no contributions from employees. In response to the Staff’s comment, the Company will confirm in its future filings under the Exchange Act that there are no employee contributions related to the defined benefit pension plan and will clarify that the defined benefit plan is closed to new participants.

Note 21. Contingent liabilities, page F-48

23.	You disclose that three class actions in the provinces of Quebec, Saskatchewan and Ontario were commenced in 2005. You disclose that for the Quebec class action the outcome of the action is indeterminable, the monetary damages, if any, cannot be reliably estimated and that you have not provided for any potential liability. The current status of the Saskatchewan and Ontario class actions is not clear from your disclosures. Based on the guidance in paragraphs 14 through 16 of IAS 37 you are not required to determine the outcome of a matter in making a determination of whether it is more likely that not that a present obligation exists. However, it is unclear from your disclosures whether taking account of all the available evidence, you have determined it is more likely than not that a present obligation exists at the end of the reporting period or whether there is a possible obligation or a present obligation that may, but probably will not require an outflow of resources for each of these three class actions, or whether your determination is based on your ability to determine an outcome. Please revise your disclosures to make this clear and tell us in your response how you considered the aforementioned guidance and communicated it in your disclosures.

Response.

The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel), at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of a reporting period in accordance with the criteria set out in paragraphs 14 through 16 of IAS 37. The three class action lawsuits referenced in Note 21 to the 2011 Annual Consolidated Financial Statements are long-standing matters, and there is no difference in the status of the actions in Ontario, Saskatchewan and Quebec. There has been no change in the status of any of the three class actions since the actions were first initiated, and the Company believes that the likelihood of a present or possible obligation is not probable. Based on this information, the Company believes it is more likely than not that no present obligation exists at the end of the reporting period relating to any of the three class actions. In response to the Staff’s comment, the Company will clarify its approach to the assessment of obligations related to the three class actions in its future filings under the Exchange Act.

24.	If you have determined that for any of these three class actions it is probable that a present obligation exists at the end of the reporting period. Likewise if you have determined that there is a possible obligation or a present obligation that may, but probably will not require an outflow of resources but you are unable to make a reliable estimate of the obligation or possible obligation. Then please explain to us the procedures you undertake at the end of each reporting period to attempt to develop a reliable best estimate in accordance with the guidance in paragraphs 36 through 41 of IAS 37. For each material matter for which a reliable estimate cannot be made, please tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with estimating loss provisions and contingencies. However, an effort should be made to develop estimates and to provide the disclosures set forth in IAS 37 including those for provisions required by paragraphs 84 and 95 and/or those required for contingencies by paragraph 86.

Response.

The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel), at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of a reporting period in accordance with the criteria set out in paragraphs 14 through 16 of IAS 37. As the three class action claims are long-standing matters, a significant amount of time has passed since the initiation of the claims and no amount has been specified by the plaintiffs, the Company believes that it is currently probable that neither a settlement nor judgment will likely result in a material outflow of resources embodying economic benefit; however, the Company continues to disclose the matter for continuity purposes as the matter has not been formally closed. In response to the Staff’s comment, the Company will amend the description of quantification of any possible settlement to not likely being a material amount in its future filings under the Exchange Act.

25.	You disclose that you are involved in various other legal proceedings and although the outcome of such proceedings cannot be predicted with certainty, you do not expect the final disposition to have a material adverse effect on your Consolidated Statements of Financial Position or Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. It is unclear from your disclosure whether you believe the estimate of loss or possible loss is immaterial to all of your financial statements, including your Consolidated Statements of Cash Flows. Please tell us and revise your disclosure to make this clear.

Response.

The Company advises the Staff that it believes the estimate of loss or possible loss is immaterial to all of its financial statements, including its Consolidated Statements of Cash Flows. In response to the Staff’s comment, the Company will include in its future filings under the Exchange Act the additional information that the other various legal proceedings are not expected to have a material effect on its financial statements, including its Consolidated Statement of Cash Flows.

Note 22. Income taxes, page F-49

26.	Please disclose the amount and expiration date of deductible temporary differences, unused tax losses and unused tax credits, if any, for which no deferred tax asset is recognized in your statements of financial position. Please refer to paragraph 81(e) of IAS 12.

Response.

The Company advises the Staff that it has not included any deductible temporary differences, unused tax losses or unused tax credits for which no deferred tax asset is recognized in its Consolidated Statement of Financial Position.

Note 32. IFRS 1 – First time adoption of IFRS, page F-55

27.	Since you disclose that you elected the voluntary exemption provided by IFRS 1, please provide the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments to which IFRS 2 has not been applied as provided in IFRS 1, Appendix D, paragraph D2.

Response.

The Company advises the Staff that it did not have any material grants of equity instruments outstanding at the time of transition and that no new grants have been approved since the transition to IFRS. At the date of the Company’s transition to IFRS, there were 43,340 stock options outstanding. The Company issued 600 common shares pursuant to the Employee Stock Plan in Fiscal 2012 and 0 common shares in Q1 2012. Therefore, the Company respectfully submits that no additional disclosure is required on the basis of materiality.

Note 32.2 IFRS 1 reconciliations, page F-56

28.	We note your disclosure that you made adjustments to your Canadian GAAP statements of cash flows to eliminate the proportionate consolidation of joint venture cash flows in your IFRS statements of cash flows. Please revise your disclosure to provide a narrative discussion which explains the nature and amounts of all material adjustments made to reconcile your statements of cash flows under Canadian GAAP to cash flows under IFRS as required by paragraphs 23 and 25 of IFRS 1 and Instruction 3 of Instructions to Item 8 of Form 20-F. Alternatively, you may provide a tabular reconciliation of such amounts with a note(s) explaining the nature of the adjustments.

Response.

On transition to IFRS, the Company disclosed the impact of the transition to its Consolidated Statements of Financial Position and its Consolidated Statements of Net Earnings and Comprehensive Income in Notes 32.2.1 and 32.2.2. Many of the changes disclosed in these notes had a direct impact on the Consolidated Statements of Cash Flows, which the reader would be able to discern (e.g., $17.2 million of operating cash flow from the proportionate consolidation of the joint ventures is identifiable in Note 32.2.2 and would require adjustment to the 2010 Consolidated Statement of Cash Flows). In addition, on transition to IFRS, the Company separately disclosed its short-term investments balance, representing investments of maturities between 91 and 364 days, from its cash and cash equivalents balance on its Consolidated Statement of Financial Position. As a result, under IFRS, the Company reconciled its Consolidated Statements of Cash Flows to its cash and cash equivalents balance as opposed to the combined balance of cash, cash equivalents and short-term investments to which it reconciled under Canadian GAAP.

This change resulted in an increase in cash flows from investing activities of $1,165.5 million in the Fiscal 2010 Consolidated Statements of Cash Flows. The change in the short-term investment balance can be determined by comparing the opening Fiscal 2010 balance with the closing Fiscal 2010 balance for short-term investments as disclosed in the 2011 Consolidated Statements of Financial Position.

The Company acknowledges the Staff’s comment; however, the Company respectfully believes that investors will be able to obtain the necessary disclosure regarding the adjustments made to the Fiscal 2010 Consolidated Statements of Cash Flows from its consolidated financial statements.

Note. 32.2.5 Explanation of significant IFRS adjustments to equity and comprehensive income, page F-60

(e) Provisions, page F-61

29.	Please consider disclosing your previous accounting under Canadian GAAP for onerous leases and how this differs from your accounting under IFRS.

Response.

The Company advises the Staff that it did not disclose onerous contracts under Canadian GAAP due to the dollar amount of onerous contracts outstanding totaling less than $0.1 million, which is the same amount as under IFRS, and due to less specific guidance requiring recognition. Upon its transition to IFRS, the Company included onerous contracts as liabilities in order to comply with the provisions of IAS 37.

Unaudited Condensed Consolidated Financial Statements for the Fiscal Quarter Ended April 28, 2012, page F-63

Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), page F-65

30.	Please tell us your basis under IFRS for recording a gain during the 13-week period ended April 28, 2012 in connection with your entry into an agreement to surrender and terminate early the operating leases on three properties. We note your disclosure in Note 12 that you plan to exit all three properties by October 31, 2012.

Response.

During the first quarter of 2012, the Company recorded a pre-tax gain of $164.3 million in connection with a previously announced real estate transaction. In connection with this transaction, the Company surrendered substantially all of its rights and obligations at the date of closing and will lease the locations for six months in order to liquidate inventory and wind-down operations.

IFRS does not provide specific guidance on the accounting for the termination of an operating lease; however, the Company did review the provisions in IAS 17, SIC-15, IAS 18 and IAS 37. If viewed in the context of a sale-leaseback transaction, IAS 17 indicates that the Company should recognize the gain immediately, as the transaction, which was established at fair value, effectively resulted in an operating lease for the short transition period. SIC-15 was determined not to be applicable to the transaction, as the consideration was not viewed as an incentive to either enter or renew a lease agreement. The remaining term of the lease of six months was established to manage an orderly exit of the properties. IAS 18 does provide guidance on the timing of revenue recognition, which was considered by the Company. Under paragraph 14(a) through (e) of IAS 18, the Company has met all of the recognition criteria. Of particular significance is that the Company has received the cash proceeds in the period, which is not refundable to the lessor, effectively transferring all of the risks and rewards of ownership back to the lessor leaving only a short time period to the lessee to manage an orderly exit from the properties. In addition, the Company reviewed the provisions of paragraph 35 of IAS 37, which states that a contingent asset may be recognized if it has become virtually certain that an inflow of economic benefit will arise. The Company believes the gain recognition meets the virtual certainty criteria as the cash proceeds have been received in the period and are non-refundable, which further supports gain recognition in the period.

Given that IFRS guidance does not provide direct guidance on the transaction, the Company also consulted U.S. GAAP as an alternate source of guidance. As the gain noted above relates to operating leases that have been terminated, the guidance in ASC 360 and ASC 840-40 related to sale-leaseback accounting is not directly applicable. As such, the Company also considered the guidance in ASC 840-20 dealing with lease terminations. While the guidance in paragraphs 55-4 through 55-6 of ASC 840-20 does not address upfront gain recognition by a lessee (as this guidance addresses loss recognition), the Company believes that this accounting literature is relevant for purposes of determining if a lease termination has taken place. Once it was determined that a lease termination has occurred, the Company then evaluated if the payment received upon lease termination qualifies for gain recognition.

Given the substantial reduction in the lease term for the respective leased locations and no adjustment in rental rates, the Company believes that the substance of these transactions is a termination of the leases rather a modification of the future lease payments.

Having established that the substance of these transactions is a lease termination, the Company then evaluated if the payment received qualifies for gain recognition. The risks and rewards of ownership have been substantially transferred back to landlord, and the cash consideration has been received by the Company and is non-refundable. The landlord cannot terminate the agreement if new tenants are not found or if the value of the properties significantly deteriorates in leasing potential. The Company is fully obligated to vacate the premises, does not have the option to subsequently renew the lease, and has been provided a short window between transaction close and the vacation date to ensure an orderly sale of inventory on hand. The value and timing of consideration are certain, as are the direct costs associated with the transaction. Based on the above facts, the Company advises the Staff that it believes that upfront gain recognition is appropriate.

While it believes that the transactions above are in substance lease terminations, the Company acknowledges the similarities to a sale-leaseback transaction and therefore also considered the guidance in ASC 360-20 and ASC 840-40 in the following manner. ASC 360-20-40-26 states that if a seller is involved with a property after it is sold in any way that results in retention of substantial risks or rewards of ownership, the absence-of-continuing involvement criterion has not been met. Forms of involvement that result in retention of substantial risks or rewards by the seller are described in paragraphs 360-20-40-37 through 40-63. The Company determined that it did not have any form of involvement as described in paragraphs 360-20-40-37 through 40-63, with the potential exception of paragraph 40-60, which refers to ASC 840-40 for guidance, due to its lease of the premises subsequent to the date of closing.

ASC 840-40-25-3 states that any profit or loss on the sale shall be deferred unless the seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use. ASC 840-40-20 defines “substantially all” and states that, if the present value of rental payments for the effective lease-back represents 10 percent or less of the fair value of the asset sold, the seller-lessee would be presumed to have transferred to the purchaser-lessor the right to substantially all of the remaining use of the property sold. The Company considered the rent that will be paid over the lease-back period and determined that such rent is less than 10 percent of the fair value of the assets surrendered. As the rental payments for the Company’s leases of the premises subsequent to the date of closing do not exceed 10 percent of each of the fair value of the assets sold, the lease-backs are considered “minor.” Therefore, substantially all of the risks and rewards of ownership transferred at the closing date.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-69

General

31.	The comments on the annual financial statements apply to the interim financial statements to the extent applicable.

Response.

The Company advises the Staff that, where applicable, it has applied its responses to the Staff’s comments in the Comment Letter to both its annual and interim financial statements.

32.	Please revise to provide the reconciliations of Canadian GAAP to IFRS for your interim financial statements required by paragraph 32 of IFRS 1. Please also refer to paragraphs 24(a) and (b), 25 and 26 of IFRS 1.

Response.

The Company converted to IFRS at the start of Fiscal 2011 and provided reconciliations from IFRS to Canadian GAAP in its Q1 2011 interim financial statements for both Q1 2011 and the comparative period in accordance with IFRS 1. As Q1 2012 is subsequent to the first year of conversion, the Company respectfully submits that a reconciliation to Canadian GAAP is no longer required.

Note 13. Assets and liabilities held for sale, page F-80

33.	Please tell us how you considered the guidance in paragraphs 31 and 32 of IFRS 5 in determining that the Cantrex Group is not a component that should be presented as a discontinued operation.

Response.

The Company advises the Staff that, in accordance with paragraph 32 of IFRS 5, the Cantrex Group should not be disclosed as a discontinued operation as it did not represent a major line of business and had immaterial revenue and operating profit relative to consolidated results, is not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, and was not acquired exclusively with a view to resale.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Dietrich King

Charles Lee

James Allegretto

Sandra Snyder

(Securities and Exchange Commission)

Sharon Driscoll

Klaudio Leshnjani

(Sears Canada Inc.)

Patricia A. Koval

Andrew J. Beck

David A. Seville

(Torys LLP)

Tony Grnak

(Deloitte & Touche LLP)